[Letterhead of Sutherland Asbill & Brennan LLP]

October 17, 2014

VIA EDGAR

Ms. Mary A. Cole, Esq.

Ms. Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp. – Amendment No. 2 to Registration Statement on Form N-2

Dear Ms. Cole and Ms. Stout:

On behalf of Newtek Business Services Corp. (the “Company”), please find attached Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-191499).

If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me at (202) 383-0515.

Sincerely,

/s/ John J. Mahon

John J. Mahon